Explanation of Responses

(1)
The reporting person is a member of the board of managers of Insight Holdings Group, LLC (“Insight Holdings”).  Insight Holdings is the sole shareholder of Insight Venture Associates VII, Ltd. (“IVA Ltd”), which in turn is the general partner of Insight Venture Associates VII, L.P. (“IVP LP”), which in turn is the general partner of each of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P. and Insight Venture Partners (Delaware) VII, L.P. (collectively, the “Insight VII Funds”, and together with Insight Holdings, IVA Ltd and IVP LP, the “Insight Entities”).  The Insight VII Funds collectively own the 1,987,415 shares of common stock of the issuer reported as indirectly owned by the reporting person.

(2)
All shares of common stock of the issuer indicated as indirectly owned by the reporting person are included herein because the reporting person shares voting and dispositive control of the shares held of record by the Insight VII Funds as a member of the board of managers of Insight Holdings and has an indirect pecuniary interest in the shares of the issuer held of record by the Insight VII Funds. The reporting person disclaims beneficial ownership of all shares of common stock of the issuer attributable to the Insight Entities except to the extent of his pecuniary interest therein.

(3)
The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.71 to $31.98, inclusive. The reporting person undertakes to provide to Cvent, Inc., any security holder of Cvent, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote (3) to this Form 4.